 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Rigetti Computing, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

76655K 103
(CUSIP Number)

Chad Rigetti c/o Rigetti Computing, Inc. 775 Heinz Avenue Berkeley, CA 94710 (510) 210-5550
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76655K 103	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chad Rigetti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		6,901,448(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,901,448 (1)

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,901,448 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1)	Includes 2,669,371 shares issuable upon exercise of options which are exercisable within 60 days of January 11, 2023.
(2)	This percentage is calculated based upon 123,030,054 shares of common stock outstanding as of November 18, 2022.

CUSIP No. 76655K 103	13D	Page 3 of 5 Pages

INTRODUCTION

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share (the “Common Stock”) of Rigetti Computing, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2022, as amended on August 20, 2022 and August 30, 2022 (collectively the “Prior Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13Ds remains in full force and effect.

Item 2. Identity and Background.
Item 2(c) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(c) The Reporting Person resigned as Chief Executive Officer and Director of the Issuer effective as of December 15, 2022 and is not currently employed.

Item 4. Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person has acquired, and holds, the shares of Common Stock in connection with his former position as Chief Executive Officer of the Issuer. From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Issuer Common Stock by purchase. In addition, from time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Issuer Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

Effective as of December 16, 2022, Piper Sandler & Co. was appointed to sell shares of Common Stock of the Issuer, subject to certain conditions and restrictions including, among others, price- and volume-based parameters, and the Reporting Person’s existing 10b5-1 plan was terminated.

Other than as described above in this Item 4, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

CUSIP No. 76655K 103	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.
Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:
(a)	The Reporting Person beneficially owns 6,901,448 shares of Common Stock of the Issuer, which represents approximately 5.6% of the Issuer’s Common Stock, based on 123,030,054 shares of Common Stock outstanding as of November 18, 2022.

(b)	The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the shares of Common Stock that he beneficially holds.

(c)

Effective as of December 16, 2022, Piper Sandler & Co. was appointed to sell shares of Common Stock of the Issuer, subject to certain conditions and restrictions including, among others, price- and volume-based parameters, and the Reporting Person’s existing 10b5-1 plan was terminated.

The Reporting Person has undertaken the following transactions of the Issuer’s Common Stock within the past 60 days:

Trade Date	Settlement Date	Shares Sold	Price
12/16/2022	12/20/2022	490,987	$0.9065
12/19/2022	12/21/2022	30,900	$0.8914
12/21/2022	12/23/2022	29,091	$0.8515
12/23/2022	12/28/2022	10,664	$0.8500
12/27/2022	12/29/2022	16,006	$0.7009
12/28/2022	12/30/2022	17,251	$0.7104
12/29/2022	1/3/2023	106,079	$0.7133
12/30/2022	1/4/2023	112,500	$0.7238
1/3/2023	1/5/2023	67,000	$0.7280
1/4/2023	1/6/2023	130,500	$0.7873
1/5/2023	1/9/2023	40,000	$0.7831
1/6/2023	1/10/2023	61,022	$0.7733
1/9/2023	1/11/2023	78,000	$0.7704
1/10/2023	1/12/2023	52,000	$0.7676
1/11/2023	1/13/2023	138,000	$0.7909

As of January 11, 2023, the Reporting Person beneficially owned 6,901,448 shares of Common Stock, including 2,669,371 shares issuable upon exercise of options which are exercisable within 60 days of January 11, 2023.

(d)	To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Effective as of December 16, 2022, Piper Sandler & Co. was appointed to sell shares of Common Stock of the Issuer, subject to certain conditions and restrictions including, among others, price- and volume-based parameters and the Reporting Person’s existing 10b5-1 plan was terminated.

CUSIP No. 76655K 103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Chad Rigetti
CHAD RIGETTI

(Title)

January 11, 2023
(Date)